Mail Stop 4561

June 21, 2006

Reed Fisher
Cirracor, Inc.
3375 Toopal Drive, Suite 101
Oceanside, CA 92054

      Re: **Cirracor, Inc.**
             Form 10-KSB for Fiscal Year Ended September 30, 2005
             Forms 10-QSB for Fiscal Quarters Ended December 31, 2005 and
             March 31, 2006
             File No. 000-50282

Dear Mr. Fisher:

We have reviewed your response letter dated March 24, 2006 and the above referenced filings and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended September 30, 2005

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies, page 14

Revenue Recognition, page 15

1.   We note your response to comment number 4 in our letter dated February 7, 2006. Tell why you consider the service of designing and building websites and web

applications to be within the scope of SOP 97-2. In this regard, tell us whether your arrangements include the licensing of your software to your customers in addition to providing them with the services. If you are not licensing the software and only providing services to develop the customer's software, the arrangement would not be within the scope of SOP 97-2. In this case, your business model of providing services only would fall under the guidance of SAB 104. Explain what "distinct elements" are included in your "web site development contracts" that you can not separate due to the lack of VSOE. Please advise. Further, tell us more about the upgrades, product enhancements, or post-contract services that you indicate exist in your contracts as neither your filing nor response filed on March 24, 2006 provide for this information that would be useful to investors. Provide examples of arrangements that include such deliverables.

Item 8A. Controls and Procedures, page 38

2.   We note your response to comment number 5 in our letter dated February 7, 2006. However, it does not appear as though you have corrected the Item 8A disclosures in your Form 10-KSB/A filed on April 28, 2006. As such, we are reissuing and modifying our prior comment.   Address the following points related to your disclosure controls and procedures:

- Your certifying officers have not reached a conclusion that your disclosure controls and procedures are effective. Revise your filing to address your officers' conclusions regarding the <u>effectiveness</u> of your disclosure controls and procedures. That is, <u>amend</u> your filing to state that those controls and procedures are effective not just adequate.
- Revise your filing to state, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e).
- Tell us what considerations you gave to concluding that your disclosure controls and procedures are effective in light of the fact that you did not make the disclosure changes to your filing as you indicted you would in your response filed on March 24, 2006.

We noted similar disclosure omissions related to your disclosure controls and procedures within your Forms 10-QSB filed on February 14, 2006 and May 12, 2006. Amend your filings as appropriate.

3.   We note your response to comment number 6 in our letter dated February 7, 2006. However, it does not appear as though you have corrected the Item 8A disclosures in your Form 10-KSB/A filed on April 28, 2006. As such, we are reissuing and

modifying our prior comment.   We note that you evaluated the effectiveness of your disclosure controls and procedures as of a date within 90 days prior to the filing of your report. The evaluation of your disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act and Item 307 of Regulation S-B is to be made as of the end of the period covered by the report. Please tell us whether the applicable executives concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Amend your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Jason Niethamer at 202-551-3855 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen Krikorian
Accounting Branch Chief